Filed Pursuant to Rule 433

Registration Statement No. 333-283008

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated November 12, 2024 and Prospectus dated November 5, 2024)

November 12, 2024

US$1,500,000,000 5.618% Subordinated Notes due 2035

Subject, upon the occurrence of a Non-Viability Trigger Event, to Conversion or possible Write-off, as more fully described in the Preliminary Prospectus Supplement dated November 12, 2024 (the “Preliminary Prospectus Supplement”) and the Prospectus dated November 5, 2024 (the “Prospectus”)

US$1,500,000,000 5.618% Subordinated Notes due 2035 (the “notes”)

Issuer:	Westpac Banking Corporation (ABN 33 007 457 141)

Principal Amount:	US$1,500,000,000

Expected Instrument Ratings*:	A3 (hyb) / A- / A- (Moody’s / S&P Global Ratings / Fitch)*

Legal Format:	SEC Registered Global Notes

Trade Date:	November 12, 2024

Issue Date:	November 20, 2024 (T+6)

Since trades in the secondary market generally settle in one business day, purchasers who wish to trade notes on the date hereof or the next four succeeding business days will be required, by virtue of the fact that the notes initially settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	November 20, 2035

Reset Date:	The Interest Payment Date on November 20, 2034, subject to the Business Day Convention

Interest Rate:	5.618% per annum on the Outstanding Principal Amount from and including the Issue Date to but excluding the Reset Date.

Reset Interest Rate:

If all of the notes have not been redeemed, purchased, cancelled, Written-Off or Converted by the Issuer by the Reset Date, the interest payable on the Outstanding Principal Amount semi-annually in arrears for the period from, and including, the Reset Date to, but excluding, the Maturity Date shall be reset to a fixed rate per annum equal to:

•      the prevailing 1-Year USD Treasury Rate (“1-Year U.S. Treasury Rate”) on the Reset Determination Date; plus

•      the Spread.

“1-Year U.S. Treasury Rate” is calculated by the Calculation Agent as an interest rate expressed as a percentage determined to be the per annum rate equal to the yield to maturity for U.S. Treasury securities with a maturity of one year as published in the most recent H.15.

“Benchmark 10-Year Treasury Yield” means 4.418 per cent.

“H.15” means the daily statistical release designated as such, or any successor publication, published by the Board of Governors of the United States Federal Reserve System that establishes yield on actively traded U.S. Treasury securities under the caption “Treasury constant maturities”, or any successor site or publication, that establishes yield on actively traded U.S. Treasury securities, and “most recent H.15” means the H.15 which includes a yield to maturity for U.S. Treasury securities with a maturity of one year published closest in time but prior to the Reset Determination Date.

“Reset Business Day” means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in Sydney, Australia, New York, New York and London, United Kingdom.

“Reset Determination Date” means the second Reset Business Day immediately preceding the Reset Date.

“Spread” means 1.20 per cent per year, being the difference between the Re-offer Yield on the Trade Date and the Benchmark 10-Year Treasury Yield at the time of pricing on the Trade Date.

Re-offer Price:	100.000%

Benchmark 10-Year Treasury:	UST 4.250% due November 15, 2034

Benchmark 10-Year Treasury Price and Yield:	98-21 / 4.418%

Re-offer Spread:	+ 120 basis points

Re-offer Yield:	5.618%

Fees:	40 basis points

All-in Price:	99.600%

Interest Payment Dates:	Payable semi-annually in arrears on May 20 and November 20 of each year, commencing May 20, 2025, subject to the Business Day Convention and certain solvency conditions described in the Preliminary Prospectus Supplement, dated November 12, 2024.

Day Count Convention:	30/360, unadjusted

Net Proceeds:	US$1,494,000,000

Business Days:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York or London, United Kingdom are authorized or obligated by law or executive order to close.

Business Day Convention:	Any payment of principal or interest required to be made on an Interest Payment Date that is not a Business Day, or redemption to be made on the Reset Date if the Reset Date is not a Business Day, will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date, including the Reset Date, to the date of payment or redemption on the next succeeding Business Day.

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

Ranking and Status of the Subordinated Notes:	The notes will be the Issuer’s direct, unsecured, and subordinated obligations. In the event of a Winding-Up, to the extent the notes have not previously been Converted or Written-off (or that have been partially Converted or Written-off), the notes would:

(i) be subordinate to, and rank junior in right of payment to, the obligations of Westpac to Senior Creditors, and certain debts required to be preferred by law, and all such obligations to Senior Creditors and debts required to be preferred by law shall be entitled to be paid in full before any payment shall be paid on account of any sums payable in respect of the notes;

(ii) rank equally with obligations of Westpac to the holders of Subordinated Debt Securities that have not been Converted or Written-off (or that have been partially Converted or Written-off), and the obligations of Westpac to holders of Equal Ranking Instruments; and

(iii) rank prior to, and senior in right of payment to the obligations of Westpac to holders of Ordinary Shares, and other Junior Ranking Capital Instruments.

For a description of debts preferred by law, see “Description of the Subordinated Debt Securities—Ranking” in the Prospectus.

However, it is unlikely a Winding-Up will occur without a Non-Viability Trigger Event having occurred first and the notes being Converted or Written-off. In that event:

•      if the notes have Converted into Ordinary Shares, holders will rank equally with existing holders of Ordinary Shares; and

•      if the notes are Written-off, all rights in relation to the notes will be terminated, and holders will not have their Outstanding Principal Amount repaid or receive any outstanding interest or accrued interest, or have the right to have the notes Converted into Ordinary Shares. In such an event, a holder’s investment in the notes will lose all of its value and such holder will not receive any compensation.

Optional Redemption:

Subject to certain limitations, the Issuer may redeem all, but not less than all, of the notes on the Reset Date, as described in the Preliminary Prospectus Supplement under “Description of the Notes” and in the Prospectus under “Description of the Subordinated Debt Securities—Redemption of Subordinated Debt Securities—General”. Redemption is subject to the prior written approval of APRA (which may or may not be given and Holders should not expect that APRA’s prior written approval will be given for any redemption of the notes if requested by the Issuer). Any redemption of the notes does not imply or indicate that the Issuer will in future exercise any right it may have to redeem any other outstanding regulatory capital instruments issued by us. Any such redemption would also be subject to APRA’s prior written approval (which may or may not be given).

If the Issuer redeems the notes in these circumstances, the redemption price of each note redeemed will be equal to 100% of the Outstanding Principal Amount of such note. In addition, the Issuer will pay to the holders of the notes redeemed in these circumstances accrued but unpaid interest to, but excluding, the date of redemption.

Redemption for Specified Australian Taxation or Regulation Events:	The Issuer may redeem all, but not less than all, of the notes if specified events occur involving Australian taxation or regulation as described under “Description of the Notes” in the Preliminary Prospectus Supplement and under “Description of the Subordinated Debt Securities—Redemption of Subordinated Debt Securities—Redemption for Taxation Reasons” in the Prospectus, at a redemption price equal to the Outstanding Principal Amount. In addition, the Issuer will pay to the holders of the notes redeemed in these circumstances accrued but unpaid interest to, but excluding, the date of redemption. Redemption is subject to the prior written approval of APRA (which may or may not be given and Holders should not expect that APRA’s prior written approval will be given for any redemption of the notes if requested by the Issuer). Any redemption of the notes does not imply or indicate that the Issuer will in future exercise any right it may have to redeem any other outstanding regulatory capital instruments issued by us. Any such redemption would also be subject to APRA’s prior written approval (which may or may not be given).

Solvency Condition:	Prior to a Winding-Up, all of the Issuer’s obligations to make payments in respect of the notes are subject to it being Solvent. If the Issuer is not Solvent, no payment will be made in respect of the notes. The Issuer’s failure to pay in such circumstances will not be an event of default and any unpaid Outstanding Principal Amount will accrue interest and interest not paid will accumulate with compounding until it is paid and will be payable on the first Business Day on which the Issuer is Solvent.

Conversion Upon the Occurrence of a Non-Viability Trigger Event:	Upon the occurrence of a Non-Viability Trigger Event, the Issuer must Convert (or Write-off, if Conversion does not occur within five ASX Business Days after the Non-Viability Trigger Event Date) all or some notes (or the percentage of the Outstanding Principal Amount of each note). On the Non-Viability Trigger Event Date, the Issuer will allot and issue to each holder of notes the Conversion Number of Ordinary Shares for each note (subject always to the Conversion Number being no greater than the Maximum Conversion Number).

Conversion Number means:

	Conversion Number for each note	=	Outstanding Principal Amount of the Subordinated Debt Security (translated into Australian Dollars in accordance with paragraph (b) of the definition of Outstanding Principal Amount where the calculation date shall be the Non-Viability Trigger Event Date)
P x VWAP

where:

Outstanding Principal Amount has the meaning given to it in Section 4 under “Description of the Subordinated Debt Securities-Additional Provisions” in the Prospectus, as adjusted in accordance with Section 3.13 under “Description of the Subordinated Debt Securities-Additional Provisions” in the Prospectus.

P means 0.99

VWAP means the VWAP during the VWAP Period, as adjusted in accordance with Section 3 under “Description of the Subordinated Debt Securities-Additional Provisions” in the Prospectus.

Maximum Conversion Number means a number calculated according to the following formula:

	Maximum Conversion Number for each note	=	Outstanding Principal Amount of the Subordinated Debt Security (translated into Australian Dollars in accordance with paragraph (b) of the definition of Outstanding Principal Amount where the Calculation Date shall be the ASX Business Day prior to the Issue Date of the notes)
0.20 x Issue Date VWAP

where:

Outstanding Principal Amount has the meaning given to it in Section 4 under “Description of the Subordinated Debt Securities—Additional Provisions” in the Prospectus, as adjusted in accordance with Section 3.13 under “Description of the Subordinated Debt Securities—Additional Provisions” in the Prospectus.

Issue Date VWAP means the VWAP during the period of 20 ASX Business Days on which trading in Ordinary Shares took place immediately preceding but not including the Issue Date, as adjusted in accordance with Section 3 under “Description of the Subordinated Debt Securities—Additional Provisions” in the Prospectus.

If any notes are Converted following a Non-Viability Trigger Event, it is likely that the Maximum Conversion Number will apply and limit the number of Ordinary Shares to be issued. In this case, the value of the Ordinary Shares received is likely to be significantly less than Outstanding Principal Amount of those notes. The Australian Dollar may depreciate in value against the U.S. dollar by the time of Conversion. In that case, the Maximum Conversion Number is more likely to apply. Depending on a holders’ circumstances, a holder may receive Ordinary Shares or the proceeds from the sale thereof. See Section 3.10 under “Description of the Subordinated Debt Securities—Additional Provisions” in the Prospectus.

If Conversion of the notes (or the percentage of the Outstanding Principal Amount of the notes) does not occur for any reason within five ASX Business Days after the Non-Viability Trigger Event Date, the notes (or the percentage of the Outstanding Principal Amount of the notes to be Converted) will be Written-off and the holders’ rights in relation to the notes (including with respect to payments of interest or accrued but unpaid interest, and the repayment of Outstanding Principal Amount and, upon Conversion, the receipt of Ordinary Shares issued in respect of such notes) will be immediately and irrevocably Written-off and terminated with effect on and from the Non-Viability Trigger Event Date and it is likely that Holders will be worse off than holders of Ordinary Shares, as described in Section 2.3 under “Description of the Subordinated Debt Securities—Additional Provisions” in the Prospectus.

Governing Law:	The subordinated indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of law principles, except that the Non-Viability Trigger Event, Write-off, Conversion and subordination provisions will be governed by, and construed in accordance with, the laws of the State of New South Wales, Commonwealth of Australia.

Calculation Agent:	The Bank of New York Mellon

CUSIP:	961214 FW8

ISIN:	US961214FW85

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. RBC Capital Markets, LLC Westpac Banking Corporation

Co-Managers:	CIBC World Markets Corp. Crédit Agricole Corporate & Investment Bank Natixis Securities Americas LLC Scotia Capital (USA) Inc.

Defined Terms:	Capitalized terms not defined in this term sheet have the meaning given in the Preliminary Prospectus Supplement and the Prospectus.

Concurrent Offering:	The Issuer expects to issue and sell on the Issue Date US$750,000,000 aggregate principal amount of 4.600% Notes due 2026 and US$750,000,000 aggregate principal amount of Floating Rate Notes due 2026.

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated November 12, 2024 and Prospectus dated November 5, 2024)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, withdrawal or suspension at any time.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Westpac Banking Corporation at 1-212-389-1269.